Exhibit 1

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Item 8

Fundsmith LLP is a Securities Affiliate of Fundsmith Investment Services Ltd, an Investment Manager incorporated in Mauritius. Fundsmith Investment Services Limited is 8.34% owned by Mr Mark Laurence, 13.83% by Mr Julian Robins and 77.83% by Eighth Wonder Limited which is 100% owned by THE EIGHTH WONDER FOUNDATION.